CohBar, Inc.

1455 Adams Drive
Suite 1308
Menlo Park, CA 94025

(650) 446-7888

September 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Franklin Wyman Angela Connell Lauren S. Hamill Joe McCann

Re:	CohBar, Inc. Registration Statement on Form S-4 (File No. 333-273101)

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), CohBar, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 1:45 p.m., Eastern Standard Time, on September 12, 2023 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (415) 393-4631, or in his absence, Ryan A. Murr at (415) 393-8373. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time of such Registration Statement be sent to Gibson, Dunn & Crutcher LLP, attention: Branden C. Berns, via email at bberns@gibsondunn.com.

[Signature page follows]

Very truly yours,

CohBar, Inc.

By:	/s/ Joseph J. Sarret
Name:	Joseph J. Sarret
Title:	Chief Executive Officer

cc:	Jeff Biunno, CohBar, Inc. Curt Creely, Foley & Lardner LLP Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP

[Signature Page to Acceleration Request]